FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

5 October 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics September 2004 - 5 October 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 5 October, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics September 2004 - 5 October 2004

TRAFFIC AND CAPACITY STATISTICS - September 2004

Summary of the headline figures

In September 2004, passenger capacity, measured in Available Seat Kilometres, was 0.6 per cent above September 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 3.6 per cent. This resulted in a passenger load factor up 2.2 points versus last year, to 77.9 per cent. The increase in traffic comprised a 0.2 per cent decrease in premium traffic and a 4.2 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 13.6 per cent. Overall load factor rose by 3.8 points to 72.4 per cent.

For the July to September quarter, ASKs rose by 2.1 percent, with RPKs rising by 4.7 percent. This resulted in an increase in passenger load factor of 2.0 points, to 78.4 percent. This comprised a 4.6 per cent increase in premium traffic and a 4.7 percent increase in non-premium traffic. CTKs rose by 19.3 per cent.

Market conditions

Market conditions remain unchanged. Longhaul premium volumes are recovering, while shorthaul premium travel remains at lower levels. Non-premium volumes are very price-sensitive. Revenue is still expected to be some 2-3 per cent higher in this financial year

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting credit of £5 million in the second quarter financial results.

Strategic Developments

British Airways completed the sale of its 18.25 per cent shareholding in Qantas. The gross sale proceeds were A$1.1 billion (approximately £430 million) which the airline received on 14 September. The airline expects to use the proceeds to repay part of its existing gross debt which at June 30, 2004 amounted to £5.6 billion.

British Airways announced a series of measures to improve operational performance.

The winter schedule was announced and includes new services to Switzerland, Greece, Croatia and Lithuania.

British Airways' has introduced a bistro style restaurant at New York's JFK airport for business passengers to sample dishes created by UK based Michelin starred chefs including Richard Corrigan of The Lindsay House in London, Vineet Bhatia from Rasoi in London and Shaun Hill from The Merchant House in Ludlow.

British Airway celebrated 65 years of operations to Birmingham, 45 years to Moscow and 20 years to Cape Town.

The airline swept the board at the Business Traveller magazine awards ceremony, picking up seven awards including best airline, best first class, best business class, best economy class, best longhaul airline, best shorthaul airline and best frequent flyer programme. The oneworld alliance won the best airline alliance.

Marketing magazine voted BA one of the UK's best loved brands.

British Airways announced it is to change the timetable of some of its monthly traffic statistics updates to co-incide with its quarterly financial results.

October 5, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of September				Financial year to date
						April through September
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2122	2123	-0.0		12834	12849	-0.1
Americas	599	588	+1.8		3849	3703	+4.0
Asia Pacific	146	137	+6.5		823	671	+22.8
Africa and Middle East	257	236	+8.7		1494	1329	+12.5
Total	3123	3085	+1.3		19001	18550	+2.4

Revenue passenger km (m)
UK/Europe	1925	1850	+4.1		11614	11119	+4.5
Americas	4005	3941	+1.6		25715	24750	+3.9
Asia Pacific	1502	1450	+3.6		8466	7172	+18.0
Africa and Middle East	1702	1578	+7.9		9900	8880	+11.5
Total	9134	8818	+3.6		55695	51921	+7.3

Available seat km (m)
UK/Europe	2610	2554	+2.2		15914	15553	+2.3
Americas	5072	5278	-3.9		31888	31834	+0.2
Asia Pacific	1923	1776	+8.2		11618	10303	+12.8
Africa and Middle East	2121	2047	+3.6		13192	12113	+8.9
Total	11726	11655	+0.6		72612	69804	+4.0

Passenger load factor (%)
UK/Europe	73.8	72.5	+1.3	pts	73.0	71.5	+1.5	pts
Americas	79.0	74.7	+4.3	pts	80.6	77.7	+2.9	pts
Asia Pacific	78.1	81.6	-3.5	pts	72.9	69.6	+3.3	pts
Africa and Middle East	80.2	77.1	+3.1	pts	75.0	73.3	+1.7	pts
Total	77.9	75.7	+2.2	pts	76.7	74.4	+2.3	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	412	363	+13.6		2416	2087	+15.8
Total RTK	1325	1246	+6.3		7973	7284	+9.5
Available tonne km (m)	1831	1817	+0.8		11339	10730	+5.7

Overall load factor (%)	72.4	68.6	+3.8	pts	70.3	67.9	+2.4	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602